Item 77D DWS Core Plus Income Fund (a series of DWS Portfolio Trust)

At a meeting held September 18-19, 2008, the Board of Trustees of DWS Core Plus Income Fund, a series of DWS Portfolio Trust, approved the termination of Aberdeen Asset Management Inc. ("AAMI"), as the fund's subadvisor and Aberdeen Asset Management
Investment Services Limited ("AAMISL") as the fund's sub-subadvisor. Effective December 1, 2008,
Deutsche Investment Management Americas Inc.
(the "Advisor") will assume all day-to-day advisory responsibilities for the fund that were previously delegated to AAMI and AAMISL.

The fund's Board has also approved certain changes to the fund's investment strategy as follows:

The fund seeks to maximize total return consistent with preservation of capital and prudent investment management, by investing for both current income and capital appreciation.

The fund primarily invests in US dollar-denominated fixed income securities, including corporate bonds, US government and agency bonds and mortgage- and asset-backed securities. A significant portion of the fund's assets may also be allocated among foreign investment grade fixed income securities, high yield bonds of US and foreign issuers (including high yield bonds of issuers in countries with new or emerging securities markets), or, to maintain liquidity, in cash or money market instruments.

The fund may invest up to 25% of its total assets in foreign investment grade bonds (those considered to be in the top four grades of credit quality).

In addition, the fund may also invest up to 35% of total assets in securities of US and foreign issuers that are below investment grade (rated as low as the sixth credit grade, i.e., grade B, otherwise known as junk bonds). Compared to investment-grade bonds, junk bonds may pay higher yields, have higher volatility and may have higher risk of default on payments of interest or principal.

The fund may invest up to 20% of total assets in US dollar or foreign currency denominated bonds of issuers located in countries with new or emerging securities markets.

The fund may have exposure of up to 15% of total assets in foreign currencies. Currency forward contracts are permitted for both non-hedging and hedging purposes.

US Investment Grade Securities. In selecting these
securities for investment, the advisor typically:
*	assigns a relative value to each bond, based
on creditworthiness, cash flow and price;
*	determines the value of each issue by
examining the issuer's credit quality, debt
structure, option value and liquidity risks.
The portfolio managers look to take
advantage of any inefficiencies between this
value and market trading price;
*	uses credit analysis to determine the issuer's
ability to fulfill its contracts; and
*	uses a bottom-up approach which
subordinates sector weightings to individual bonds that the advisor believes may add above-market value.

The advisor generally sells these securities when they reach their target price or when there is a negative change in their outlook relative to the other securities held by the fund. Bonds may also be sold to facilitate the purchase of an issue with more attractive risk/return characteristics.

Foreign Investment Grade Securities and
Emerging Markets High Yield Securities. In selecting these securities for investment, the advisor follows a bottom-up, relative value strategy. The advisor looks to purchase foreign securities that offer incremental value over US Treasuries. The advisor invests in a focused fashion, so that it is not simply investing in a basket of all non-US fixed income markets, but instead only those markets that its relative value process has identified as being the most attractive. The advisor sells securities or exchanges currencies when they meet their target price objectives or when the advisor revises price objectives downward. In selecting emerging market securities, the advisor also considers short-term factors such as market sentiment, capital flows, and new issue programs.

High Yield Securities (Excluding Emerging
Market Sovereign Debt). In selecting these
securities for investment, the advisor:
*	analyzes economic conditions for improving
or undervalued sectors and industries;
*	uses independent credit research and on-site
management visits to evaluate individual
issuer's debt service, growth rate, and both
downgrade and upgrade potential;
*	assesses new issues versus secondary market
opportunities; and
*	seeks issues within attractive industry
sectors and with strong long-term
fundamentals and improving credits.

Factors that influence the portfolio managers' decision to sell a security could include the realization of anticipated gains/target yield, deterioration in a company's fundamentals (i.e., a repeated shortfall in revenues or cash flow), or some unexpected development that, in the portfolio managers' opinion, will diminish the company's competitive position or ability to generate adequate cash flow.

Derivatives. The fund is permitted, but not required, to use various types of derivatives (contracts whose value is based on, for example, indices, currencies or securities). Derivatives may be used for hedging and for risk management or for non-hedging purposes to seek to enhance potential gains. The fund may use derivatives in circumstances where portfolio management believes they offer an economical means of gaining exposure to a particular asset class or to keep cash on hand to meet shareholder redemptions or other needs while maintaining exposure to the market. In particular, the fund may use interest rate and currency futures contracts, eurodollars futures contracts, interest rate and currency swaps, and credit default swaps.


E:\Electronic Working Files\NSAR\2009\1-31-09\DWS Portfolio Trust
(annual)\03-Exhibits\Exhibit 77D Core Plus Income.doc